Filed by LightJump Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Form F-4 File No. 333-267912

Subject Companies: Moolec Science SA

LightJump Acquisition Corporation

(Commission File No. 001-39869)

Date: December 2, 2022

The below presentation (updated) will be used by representatives of Moolec Science Limited (“Moolec”) and LightJump Acquisition Corporation (“LightJump”) in presentations to analysts, certain LightJump stockholders and potential investors commencing on December 2, 2022, in connection with Moolec’s previously announced business combination transaction with LightJump pursuant to the Business Combination Agreement, dated June 14, 2022, by and among, Moolec, LightJump, Moolec Acquisition, INC. and Moolec Science SA.

Investor Presentation December 2022

SCIENCE IN ALTERNATIVE .02 This presentation was prepared for informational purposes only by Moolec Science Limited, (“Moolec”) and LightJump Acquisition Corporation (“LightJump”) and is intended to be provided only to accredited institutional investors who are considering an investment in Moolec. The information provided in this presentation is intended to highlight certain matters bearing upon the current status of Moolec that may be of interest to potential investors. The information is not complete, comprehensive or exhaustive, and any potential investor wishing to obtain additional information about topics referenced in the presentation, or other matters in connection with a potential investment, is encouraged to contact Moolec. Forward - Looking Statements This presentation includes “forward - looking statements.” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, statements concerning the following include forward looking statements: the growth of Moolec’s business and its ability to realize expected results; the business model of Moolec relating to any partnerships, commercial contracts, regulatory approvals or patent filings; the viability of its growth and commercial strategy; financial projections; the success, cost and timing of its product development abilities; the advantages and potential of Moolec’s technology and products, including in comparison to competing technologies and products; trends and developments in the industry; the addressable market; the contemplated transaction among Moolec and LightJump; Moolec’s addressable market; and the potential effects of the business combination among Moolec and LightJump. Such forward - looking statements with respect to performance, prospects, revenues and other aspects of the business of Moolec or LightJump are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination, resulting in a combined company with the expectation to be listed on Nasdaq (the “Combined Company”); (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LightJump’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LightJump’s securities; (7) Moolec’s and LightJump’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LightJump or Moolec may be adversely affected by other economic, business, and/or competitive factors; (11) the risk that Moolec is unable to successfully develop and commercialize Moolec’s products or services or experience significant delays; (12) the risk of product liability or regulatory lawsuits relating to Moolec’s products and services; (13) the risk that Moolec is unable to secure or protect its intellectual property; (14) the ability to maintain the listing of LightJump’s securities on Nasdaq and (15) the ability for the Combined Company’s securities to be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not complete or exhaustive. You should carefully consider the foregoing factors as well as other risks and uncertainties described in the “Risk Factors” section of LightJump’s Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q and in the final prospectus of LightJump related to its initial public offering filed with the Securities and Exchange Commission (“SEC”). You should also carefully consider the other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LightJump and the Form F - 4 and proxy statement to be filed with the SEC by the Combined Company and LightJump. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements. We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Forward - looking statements speak only as of the date they are made. Accordingly, you should not put undue reliance on these statements. Industry and Market Data; Trademarks and Trade Names In this presentation, Moolec and LightJump rely on and refer to information and statistics regarding the market in which Moolec competes and other industry data. Moolec and LightJump obtained this information and statistics from third - party sources, including reports by market research firms. Accordingly, none of Moolec, LightJump nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. Moolec and LightJump have supplemented this information where necessary with information from Moolec’s own internal estimates, taking into account publicly available information about other industry participants and Moolec’s management’s best view as to information that is not publicly available. Moolec and LightJump also own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties trademarks and Moolec or LightJump use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Moolec or LightJump will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Moolec takes all necessary action to respect all intellectual property rights. No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Confidentiality All recipients agree that they will keep confidential all information contained herein and not already in the public domain and will use this presentation solely for evaluation purposes. Recipient will maintain all such information in strict confidence, including in strict accordance with any underlying contractual obligations and all applicable laws, including United States federal and state securities laws. This presentation is not intended to constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice. Important Information About the Business Combination and Where to Find It In connection with the proposed transaction, the Combined Company, which is expected to become the holding company of LightJump and Moolec as of the closing of the proposed transaction, filed a registration statement on Form F - 4 (the “Form F - 4”) with the SEC that includes a proxy statement of LightJump that will also constitute a prospectus of the Combined Company. Moolec, the Combined Company and LightJump urge investors, stockholders and other interested persons to read, when available, the Form F - 4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Moolec, the Combined Company, LightJump and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of LightJump as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F - 4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 2735 Sand Hill Road, Suite 110, Menlo Park, CA 94025. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). Participants in the Solicitation Moolec and Lightjump and their respective directors and executive officers may be considered participants in solicitation of proxies with respect to the proposed business combination described in this presentation under the rules of the SEC. Information about the directors and executive officers of LightJump is set forth in LightJump’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on January 12, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 2735 Sand Hill Road, Suite 110, Menlo Park, CA 94025. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LightJump stockholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Disclaimer PROTEINS

ALTERNATIVE .0 3 Planting the Future of Food Moolec is a science - based food ingredient company focused on the use of Molecular Farming technology. Our purpose is to upgrade taste, nutrition, and afford ability of alternative protein products while building a more sustainable and equitable food system. SCIENCE IN PROTEINS

Moolec's innovation starts at the beginning of the food value chain. Business Model Contracted Growers & Downstream Partnership or Licensing Model Modiﬁed Seeds Moolec’s IP Retail / Food Services Consumers Food Producers & CPG Companies Ingredient Companies B2B Plant - based Animal Protein Ingredients ALTERNATIVE .0 4 SCIENCE IN PROTEINS

We operate through hubs in established locations where cutting - edge R&D and science services are provided, and optimal natural conditions for crop development are present. Crop Science & Cultivation ALTERNATIVE .0 5 WISCONSIN CROP INNOVATION CENTER Back Office & Cultivation Food Science Hub Molecular Biology Industrial Hub Moolec's Operations Washington StateUniversity SCIENCE IN PROTEINS

World Class Management Team ALTERNATIVE .0 6 Top Ph.Ds and recognized professionals that come from all over the world conform Moolec’s team in line with our global ambitions and targeted footprint. Martín Taraciuk, M.Fin Investor Relations 8+ years in investor relations roles for public listed companies in real estate, agribusiness and energy, capital market transactions, ﬁnance, M&A, valuations, and corporate ﬁnance. Bruce Williamson, Ph.D Sr. Plant Biologist 10+ years of research experience and a strong background in molecular plant sciences, plant breeding, and biotechnology. Vivek Narisetty, Ph.D Sr. Molecular Biologist 7+ years in process development for value - added chemicals, strain and media engineering, bioreactor scale - up and downstream processing. Gastón Paladini, MBA Chief Executive Officer 20+ years in marketing and the traditional food industry as a Director of Paladini Group, one of the largest meat production players in Argentina. Henk Hoogenkamp, Ph.D Chief Product Officer 15 years in food and bio - materials applications with special focus on animal and plant - based proteins. Catalina Jones, B.A. Chief of Staff & Sustainability 10+ years in communications, accountability, and sustainability management for ﬁnancial, agribusiness, packaging, and food industry. Amit Dhingra, Ph.D Chief Science Officer 20+ years in genomics and plant biotechnology. Prof. and Head, Department of Horticultural Sciences, Texas A&M University. 10+ years of corporate leadership. Martín Salinas, Ph.D Chief of Technology 15+ years in engineering and Ag - biotech space leading the world’s ﬁrst industrial production of animal protein in plants for the food industry. José López Lecube, MBA Chief Financial Officer 15 years in strategic roles for multinational companies in agribusiness and tech with expertise in ﬁnance, strategy, and partnerships. David Heron, Ph.D Regulatory Affairs 30+ years in the biotechnology regulatory program of USDA - APHIS focused on policy development, training, public communication, and capacity building in agricultural biotechnology. SCIENCE IN PROTEINS

Pro - Forma Ownership 1 4.7% 3 7.0% 3 7.0% 20 .0 % SCIENCE IN ALTERNATIVE PROTEINS .0 7 100 .0% 7 .0% 3.9% 6 .5% 3 .8% 9 Pre de - SPAC shareholders New Shareholders 1 Assumes no LJAQ Public Stockholders exercise redemption rights in connection with the business combination; actual redemptions may differ. For a complete description of all the assumptions applicable to this chart, please refer to "Appendix - Latest Detail Pro - Forma Ownership" 2 Bioceres Group PLC 3 Bioceres Group venture vehicle 4 Moolec Science Ltd. CEO Holdco 5 Refers to Union Group Ventures Ltd. 6 Reflects certain shareholders of Bioceres S.A. and Bioceres Group PLC that will receive a new issuance of Company Ordinary Shares, prior to the business combination, that will be exchanged for Holdco Ordinary Shares 7 Refers to LJAQ Sponsor shares and ordinary shares issued to EarlyBird in connection with the IPO 8 Includes shares from Moolec SAFE holders that entail Theo I SCSp, third - party investors, and shares from other equity commitments 9 Moolec Science SA, the combined company following the completion of the business combination 2 3 80 .0 % The Biotech Company LLC 4 (NASDAQ:BIOX) BG Farming Technologies Ltd. 5 LJAQ Public Stock holders Other Investors 8 Initial Stock holders 7 New Company S hare holders 6

1 Moolec's internal analysis based on publicly disclosed information for the industry, primarily the GFI State of Industry Report 2021 (March 2022) 2 This milestone was achieved by a Team within Bioceres Group, Moolec's predecessor company 3 Both granted and pending 4 https: /ourworldindata.org/food - choice - vs - eating - local 5 https: /ourworldindata.org/agricultural - land - by - global - diets SCIENCE IN ALTERNATIVE PROTEINS .0 8 The company is pioneering the future of alternative protein production with Molecular Farming technology. $65B Total Addressable Market (2025E) 1 1 st Team to achieve a bovine protein with plants for food 2 20 + Global Patents & Patent Applications 3 60x Less GHG Emissions vs. Cattle Farming 4 35x Less Land Usage vs. Cattle Farming 5 100% Cruelty - Free 10+ Years of Propietary Research & Development 2 4 Key Alliances with crop science and pharmaceutical players 8 Signed Contracts, MOUs & MTAs with Food Producers Moolec by the Numbers

ALTERNATIVE .0 9 Bioceres transferred full ownership of patents and 10+ years experience in Molecular Farming technology to form a standalone, food - science - focused company. A spin - off from Bioceres Group Science applied to alternative proteins (Bioceres S.A. Private entity) Scientific Team + Intellectual Propert y Newly formed management and scientific leadership Science for a sustainable agriculture SCIENCE IN PROTEINS

ALTERNATIVE . 1 0 2008 2014 2018 2020 2022 Lab Pilot plant SPC Patents Approvals Industrial Scale Company Building Expected Listing From Sa ffl ower to Soy Spin - o ff (UK Entity) 2021 GLA IP Incorporation 10 years building our technology Technology scale - up (NASDAQ:BIOX) (Bioceres S.A. - Private entity) Proof of Concept Moolec’s Pathway to Public Listing SCIENCE IN PROTEINS

Moolec's shareholders and strategic partners bring key experience, advisory, scientiﬁc know - how, and access to facilities to strengthen the business. ALTERNATIVE .1 1 Backers & Partners Global presence Commitment in developing long - term, innovative, and sustainable projects . Business : o Life Sciences o Information & Culture o Agribusiness o Nature & Design Molecular Biology + Scale Up Union Group is a privately owned invest - ment and private equity management ﬁrm established in 2007. These cover the agricultural, energy, forestry, infrastructure, minerals, oil & gas and real estate sectors. Finance Provider of ag - tech solutions enabling the transition towards carbon neutrality Science + Operations Facilities, Fields & Farmers IP + Legal Team Tech Services SCIENCE IN PROTEINS Strategic Joint Venture

Why Moolec ? 0 1 Categorycreators: science - based & high - value added company pioneer of the 4th technological pillar within the alternative protein industry. 0 Unmatch e 3 d value proposition: advantages include lower cost, higher scale, and better organoleptic experience. 0 Long - sta n 6 ding backers: endorsed by leading companies in biotech & life sciences, finance, and molecular biology. 0 Massiv e a d 2 dressabl e market: sizeable TAM 1 and industry trends support signiﬁcant growth opportunities. 0 4 Highly experienced team: visionary leadership team with unparalleled expertise in the Molecular Farming category, ingredients, and food industry. 0 5 ESG pure play: Moolec works towards 10 out of the 17 the SDGs within an industry that creates an environmentally positive impact. . 12 SCIENCE IN ALTERNATIVE PROTEINS 1 Refers to Total Addressable Market

The Industry

SCIENCE IN ALTERNATIVE PROTEINS .1 4 Weakness of global food supply chain is on the spotlight due to present context. Economic 1 Enviro n mental 3 Nutrition 5 Pests & Diseases 7 War in Ukraine is amplifying global food crisis 2 . World Bank expects upward pressure on commodity and agriculture prices to continue. Rising average global climate temperature and extreme weather patterns are expected to continue. 70% of all freshwater is already dedicated to traditional agriculture 4 . 25.9% of the global population experiences hunger or does not have regular access to nutritious and sufficient food 6 . $ 1 . 7 tn in annual economic cost of diet - related illness in US . The $100B toll of a pig epidemic in China. African Swine Fever in China is shaking up world trade ﬂows 8 . WHO says that overuse of antibiotics in farming contributes to higher levels of its resistance in some human infections 9 . Food Crisis: Ring of Fire 1 h ttps://www.fao.org/worldfoodsituation/foodpricesindex/en/ 2 https://time.com/6162598/ukraine - war - food - shortage/ 3 h ttps://www.mckinsey.com/~/media/mckinsey/industries/agriculture/our%20insights/reducing%20agriculture%20emissions%20through %20improved%20farming%20practices/agriculture - and - climate - change.pdf 4 ht tps://www.worldbank.org/en/topic/water - in - agriculture#1 5 https://milkeninstitute.org/report/americas - obesity - crisis - health - and - economic - costs - excess - weight 6 http s://www.who.int/docs/default - source/nutritionlibrary/publications/state - food - security - nutrition - 2020 - inbrief - en.pdf 7 https:// www.fao.org/news/story/en/item/1402920/icode/ 8 https://gro - intelligence.com/insights/how - african - swine - fever - in - china - is - shaking - up - world - trade - flows 9 http s://www.saveourantibiotics.org/the - issue/antibiotic - overu se - in - livestock - farming/

SCIENCE IN ALTERNATIVE PROTEINS . 1 5 USA & Argentina among the top 3 countries of soybean producers worldwide Greenhouse Gas Emissions (GHG) from average food consumption Highest population growth expected in developing countries with low GDP per capita Plants Animals People Soybean: most consumed meat analogue with the highest protein content Human population since 1800 8 7 6 5 4 3 2 1 0 Billions 2050 Years 1750 1800 1850 1900 1950 2000 Healthy diets are 5 times more expensive than diets that meet minimum energy levels Animal welfare claimed to be the one of the most important factors for consumers Food System Overview 1 77% of soybean production ends as feed for livestock for meat and dairy production 47% 19% 14% 7% 5% 4% 3% 1% Meat Dairy production Poultry, fish, seafood, and eggs Sugars, oils, and fats Vegetables Fruits Grain Products Others 1 Sources: FAO. The Contribution of Agriculture to Greenhouse Gas Emissions (February 2020) https://ahdb.org.uk/news/consumer - insight - understanding - consumers - attitudes - to - animal - welfare https://ask.usda.gov/s/article/What - is - the - most - consumed - meat - in - the - world https://ourworldindata.org/meat - production https://ourworldindata.org/meat - production#global - meat - production https://population.un.org/wpp/ https://sniglobal.org/ ht tps://www.fao.org/in - action/sustainable - and - circular - bioeconomy/resources/news/details/en/c/1459357 ht tps://www.foodnavigator.com/News/Promotional - Features/Taste - texture - and - nutritional - attributes - of - alternative - protein - products ht tps://www.un.org/en/academic - impact/97 - billion - earth - 2050 - growth - rate - slowing - says - new - un - population - report ht tps://www.usda.gov/oce/commodity/wasde/wasde0922.pdf ht tps://www.who.int/docs/default - source/nutritionlibrary/publications/state - food - security - nutrition - 2020 - inbrief - en.pdf RethinkX. Rethinking Food and Agriculture 2020 - 2030. The Second Domestication of Plants and Animals, the Disruption of the Cow, and the Collapse of Industrial Livestock Farming WWF & SustainAbility. Sustainable Food Systems and Diets: This review of multi - stakeholder initiatives (October 2018) ht tps://www.researchandmarkets.com/reports/5633454/meat - products - global - market - opportunities - and? utm_source=GNOM&utm_medium=PressRelease&utm_code=hfbkjw&utm_campaign=1739586+ - +Global+Meat+Products+Market+Analysis%2c +Opportunities%2c+Forecasts%2c+and+Strategies+2016 - 2021%2c+2021 - 2026%2c+%26+2026 - 2031&utm_exec=chdo54prd Feed to food conversion ine ciency + = 15.400 lts of water 25 kg Grain 1 kg of meat 22% Today Consumers are vegetarian, vegan or ﬂexitarians and growing Global Meat Products Market: $1 trillion

T o t a l Addressable Market 1 Alternative Protein Traditional Meat Consumption Share (%) Alternative Meat Consumption Share (%) Massive opportunity to play in a double - digit growing industry (17% CAGR). SCIENCE IN ALTERNATIVE PROTEINS .1 6 1 Sources: Moolec’s internal analysis based on publicly disclosed information for the industry, primarily the GF1 State of Industry Report 2021 (March 2022) United Nations, W orld Bank, Expert Interviews, A.T. Kearney Analysis $65B $140B $300B 2022 90% 72% 10% 28% 45% 55% 2025 2030 2035 $40B

Genuine animal meat produced by cultivating animal cells directly. Made of the same cell types arranged in the same or similar structure as animal tissues, thus replicating sensory and nutritional proﬁles of conventional meat. Plant - Based 1 Products made from plants that are alternatives to animal - based products. This includes plant - based meat, seafood, eggs, and dairy. Fermentation 2 Use of intact live microorganisms to modulate and process plant - derived ingredient; the leverage of the fast growth and high protein content of microorganisms for efficient production. Cultured Meat 3 SCIENCE IN ALTERNATIVE PROTEINS Emerging industry where companies use different technologies and ingredients based on plants, cells, and microbes to address the main food challenges. Alternative Proteins Industry .1 7 1 https://gﬁ.org/science/the - science - of - plant - based - meat/ 2 https://gﬁ.org/science/the - science - of - fermentation/ 3 https://gﬁ.org/science/the - science - of - cultivated - meat/

Taste and texture Nutritional values Scalability and low costs SCIENCE IN ALTERNATIVE PROTEINS .1 8

Molecular Farming has the potential to overcome the main obstacles faced by other technologies in the alternative protein landscape. The solution: Moolec as a Category Creator 1 Taste and texture Plant - based Plants Science Plants + Science Fermentation Cultured meat Molecular Farming Nutritional values Scalability and low costs 1 Sources: https:/ /ww w .studyﬁnds.org/taste - plant - based - diet/ https:/ /ww w .foodnavigator - asia.com/Article/2021/08/17/Plant - based - nutritional - pitfalls - Why - novel - products - don - t - necessarily - improve - diet - quality - Study https:/ /ww w .morningstarfarms.com/content/dam/NorthAmerica/morningstarfarms/pdf/MSFPlantBasedLCAReport_2016 - 04 - 10_Final.pdf https://link.springer.com/article/10.1007/s11367 - 015 - 0931 - 6 https://thecounter.org/lab - grown - cultivated - meat - cost - at - scale https: /gﬁ.org/wp - content/uploads/2021/03/cultured - meat - LCA - TEA - policy.pdf SCIENCE IN ALTERNATIVE PROTEINS .1 9

Molecular Farming Ecosystem 1 Dairy Growth Factors 12 Meat Dairy proteins in discarded fruit Meat proteins in s oybean s & p ea The industry is growing with stronger recognition of the advantages of Molecular Farming. Moolec is the only player focused on growing meat proteins in both soy and pea seeds. Dairy proteins in p otatoes Meat proteins in g reen l eaves SCIENCE IN ALTERNATIVE PROTEINS Kyomei 7 Dairy proteins in s oybeans Dairy proteins in s oybean s Mozza 6 PoLoPo 5 VelozBio 4 Miruku 3 Nobell Foods 2 Growth Factors BioBetter 11 ORF Genetics 10 Core Biogenesis 9 Tiamat Sciences 8 Growth Factors Growth Factors Dairy proteins in Soybean Growth Factors . 20 1 Moolec's internal analysis based on publicly disclosed information for the industry and management estimates 2 https://www.nobellfoods.com/ 3 https://miruku.com/ 4 https://velozbio.com 5 https://www.linkedin.com/company/polopo/about/ 6 https://www.mozzafoods.com/ 7 https://kyomei.co.uk/ 8 https://www.tiamat - sciences.com/ 9 https://corebiogenesis.com/ 10 https://www.orfgenetics.com/ 11 https://biobetter.bio/ 12 Substance which is required from Cultured Meat Technology for the stimulation of growth in living cells Dairy proteins in plants

The Technology

SCIENCE IN ALTERNATIVE .2 2 Moolec introduces real animal genes in the plant's genome to give real taste and nutrition to food. Animal Proteins in Plants Traditional Molecular Farming Seeds Food Crops Feed Livestock Crops Seeds Food - G a ni Cruelty - Free PROTEINS

SCIENCE IN ALTERNATIVE .2 3 Molecular Farming: a cost - effective way PROTEINS to produce alternative proteins 1 1 Moolec's internal analysis based on publicly disclosed information for the industry and management estimates

8X less 2 Molecular Farming is more friendly to the environment when compared to traditional protein productive systems. SCIENCE IN ALTERNATIVE PROTEINS .2 4 Moolec vs. Animal - based Production System 1 https://ourworldindata.org/agricultural - land - by - global - diets 2 https://waterfootprint.org/en/water - footprint/product - water - footprint/water - footprint - crop - and - animal - products/ 3 https://ourworldindata.org/food - choice - vs - eating - local 1 3

Selection Transformation Production Development Scale - Up SCIENCE IN ALTERNATIVE .2 5 Molecular Farming in a Nutshell .01 Real DNA (protein of interest) is isolated .04 .05 Plant - based Animal Protein Ingredients .08 .07 Gene is inserted into expression vector .02 .03 Vector is inserted into plant chromosomes Cells expressing the desired proteins are selected and grown into cultures Engineered cells grow into whole plants Plants grow ﬁrst in greenhouses and then at the ﬁelds .06 Seeds are harvested and crushed PROTEINS

SCIENCE IN ALTERNATIVE . 26 Proof of Concept: Why Chymosin? Chymosin is a validation molecule in biotechnology by being the ﬁrst protein for food been approved by the FDA with precision fermentation 1 This milestone was achieved by a Team within Bioceres Group, Moolec's predecessor company “Groundbreaking Moment for Biotechnology” Fermentation Molecular Farming Saflower Seeds Saflower Crops Cheese ingredient B o n la vi e u r 90’s 2010 Moolec’s team achieved the same with plants 1 PROTEINS

T r ans f er r abl e & scalable technology Soy Plant - Based Chymosin Safflower Protein content 20% 40% Scalability 120K has 50M has Yield 1 ton/ha 5 ton/ha Market 350M Chymosin 1 . 5B Meat Replacement Soy proteins + Meat Proteins ALTERNATIVE .2 7 Based on our Proof of Concept we were able to extend our technology to new hosts with enhanced features. SCIENCE IN PROTEINS

Fermentation: Our Validation Platform ALTERNATIVE .2 8 Precision fermentation complements Molecular Farming technology as validation stage and faster go - to - market pathway. Fast application testing Quick regulatory footprint IP discovery Partnerships and commercial opportunities Product development Technological Strategy Validation Stage / Low Scale Stage 1: Fermentation - Strategic Joint Venture Expansion Stage / High Scale Stage 2: Molecular Farming SCIENCE IN PROTEINS

Pipeline & Products

Pipeline Status SCIENCE IN ALTERNATIVE PROTEINS . 30 Dairy ingredient and Nutr itional oil (Chymosin & GLA) Meat Replacement (POORK+ & BEEF+) PROGRAM HOST S afflo wer Yeast Soybean Pea PROJECT PHASE 1 PLANED COMMERCIAL LAUNCH 2025 2025 2025 2025 2026 2027 202 9 202 9 TBD 2028 350M 3 1 . 5B 4 1 . 5B 5 SAM 2 2025 DISCOVERY PROOF OF CONCEPT EARLY DEVELOPMENT ADVANCED DEVELOPMENT PRE - LAUNCH PRODUCT LAUNCH R&D OPERATIONS SPC2 GLASO YEEA1 YEEA2 YEEA3 SOOY1 SOOY2 SOOY3 SOOY4 PEEA1 STATUS REGULATION - - 1 1 2 3 3 3 4 3 1 Refers to different phases of meat replacing process 2 Serviceable Available Market 3 Moolec internal analysis based on Global Rennet Market 2022 - 2027 - Mordor Intelligence 4 Moolec internal analysis based on Global Gamma Linolenic Acid market. Market size, status and forecast to 2028 - Verified Market Research 5 Moolec internal analysis based on Plant - based Ingredients Market 2021 - MarketsAndMarkets

SCIENCE IN ALTERNATIVE PROTEINS .31 Current industry challenges Not clean label. 20+ different components Not fully natural. Synthetic and chemical additives Not the same nutritional values to animal - based Plant Proteins Sunﬂower & Coconut Oils Water Flavouring & Appearance Binding & Texturizing 50% 20% 20% Plant - Based Meat Ingredients by Weight 1 Alternative meat industry still uses traditional ingredients, limiting it from overcoming major challenges and meeting consumer expectations. 1 Sources: Bakhsh, A.; Lee, S. - J.; Lee, E. - Y.; Hwang, Y. - H.; Joo, S. - T. Characteristics of Beef Patties Substituted by Different Levels of Textured Vegetable Protein and Taste Traits Assessed by Electronic Tongue System. Foods 2021, 10, 2811. https://doi.org/10.3390/foods10112811 Annotated with internal analysis of nutritional data of market available products (NL).

SCIENCE IN ALTERNATIVE PROTEINS . 32 PHASE 1 PHASE 2 PHASE 3 PHASE 4 50% Flavouring & Appearance 15% Binding & Texturizing 14% Plant Proteins 20% Sunﬂower & Coconut Oils + + + 99% of the cost = 50% Fla vouring & Appear ance 15% Binding & Texturizing 14% Plant Proteins 20% Sunﬂower & Coconut Oils 1% Water P P Current industry challenges With Moolec’s Technology Not clean label. 20+ different components Not fully natural. Synthetic and chemical additives Not the same nutritional values to animal - based Clean label approach Real animal protein genes Healthier nutritional values Moolec's Substitute Process by Cost 1 1 Phases included refer to the information displayed on Slide 30. Moolec takes all necessary action to respect all intellectual property rights.

1 Applies to plant - based Chymosin, POORK+ and BEEF+ products. GLA is a plant - based nutritional oil 2 The FDA has approved the GLA - containing safflower seed oil as a new ingredient in dietary supplements, nutritional beverages, and medicinal foods for humans. The FDA has also approved the use of the seed oil as an ingredient in dog and cat food and the use of the seed meal in cattle and poultry feeds. Moolec is conducting pre - submission consultation with the FDA with respect to additional uses in food products for humans and animals 3 Nutrition can refer to a superior digestibility of the expressed protein or any improved micronutrient content and subsequent bioavailability 4 Sensory implies an improved perception after inclusion into the formulation of a speciﬁc food product such as meat replacers SCIENCE IN ALTERNATIVE PROTEINS . 33 POORK+ SOY+PORK CRUELTY - FREE Saflower Dairy Ingredient Plant - based chymosin, a key ingredient for cheese production compulsory for the clotting step. Nutritional Oil Plant - based GLA oil destined for enriching food, nutraceutical products, and pet food 2 . Enhanced plant - based ingredients with real animal proteins inside 1 . Pea Texture Nutrition 3 Soy Meat Replacement Plant - based real porcine proteins embedded within the matrix of native soy proteins to enhance alternative meat products. Sensory 4 /Nutrition 3 BEEF + PEA + BEEF CRUELTY - FREE Meat Replacement Plant - based real bovine proteins embedded within the matrix of native pea proteins to enhance alternative meat products. Sensory 4 /Nutrition 3

T od a y most consumers accept GMO Food 98% of all soybeans grown in the USA are GMO, and Impossible Burger's successful rollout conﬁrmed that GMO is no longer a material issue in the US consumer's minds 1,2 . Transparency and the cause's purpose are key Discussion gravitates around science, hunger and climate change. Moolec promotes a new scientiﬁc movement 3 : SCIENCE IN ALTERNATIVE PROTEINS .34 1 https://www.fooddive.com/news/gmo - labeling - not - likely - to - impact - purchase - decisions - study - says/616452/ 2 https://allianceforscience.cornell.edu/blog/2022/03/anti - gmo - themes - losing - traction - worldwide - suggests - new - scientific - paper/ 3 https://gm4good.org/

ALTERNATIVE . 35 Regulatory Pathway Moolec is subject to the laws and regulations governing biotechnology and food companies in the jurisdictions in which we operate. Regulation of Plant Biotechnology Products Regulation of Food and Ingredient Products Other Regulatory Requirements Subject regulations and requirements related to: • Safe working conditions • Laboratory and distribution practices • Transportation • Disposal of hazardous or potentially hazardous substances • Cross - border transit of ﬁnished goods and raw materials SCIENCE IN PROTEINS

ALTERNATIVE . 36 Moolec stands on a strong and growing IP strategy with great understanding of the biotech landscape offering a competitive advantage on its execution. Patent Portfolio 1 7 Patents Canada Italy GLA France UK 3 P a t e nts Argentina Spain New ealand China Brasil Germany France UK Hong Kong Malaysia Australia United States Mexico Japan A Chymosin SPC 2 Patents New Filings Canada Australia United States Mexico Brasil Italy Germany Argentina United States SCIENCE IN PROTEINS

Latest Milestones ALTERNATIVE . 37 Pea Ongoing transformation and regeneration stage Chymosin SPC Planted in Córdoba, Argentina June 2022 Soybean T1 seed harvested. Next phase for achieving T2 & T3 seeds started August 2022 GLA Planted in Idaho Falls, USA, harvested October 2022 SPC x GLA Back Crossing 1 ﬁnished. Back Crossing 2 started June 2022 Fermentation platform 1st yeast - based prototype for meaty ﬂavor Sample of seed protein extract expressing protein of interest SCIENCE IN PROTEINS

Environmental, social and governance (ESG)

We use SDGs and 2030 Agenda as guidelines to strategically align our business in the search of the building of a more equitable, resilent and sustainable food system 1,2 . From ending poverty, hunger to responding to climate change, food and agriculture lie at the very heart of the 2030 Agenda for Sustainable Development. 1 https: /sdgcompass.org/ 2 http://www.fao.org/documents/card/en/c/09a43cf2 - c53a - 40fe - bf4aa7f87236b2ce/ SCIENCE IN ALTERNATIVE PROTEINS . 39 Moolec addresses directly 10 of the 17 SDGs

SCIENCE IN ALTERNATIVE PROTEINS Moolec’s technology is much more friendly to the environment and promotes an inclusive global value chain, bringing farmers back to the equation. 1 Sources: https:/ /ww w .studyﬁnds.org/taste - plant - based - diet/ https:/ /ww w .foodnavigator - asia.com/Article/2021/08/17/Plant - based - nutritional - pitfalls - Why - novel - products - don - t - necessarily - improve - diet - quality - Study https:/ /ww w .morningstarfarms.com/content/dam/NorthAmerica/morningstarfarms/pdf/MSFPlantBasedLCAReport_2016 - 04 - 10_Final.pdf https://link.springer.com/article/10.1007/s11367 - 015 - 0931 - 6 https://thecounter.org/lab - grown - cultivated - meat - cost - at - scale https: /gﬁ.org/wp - content/uploads/2021/03/cultured - meat - LCA - TEA - policy.pdf Enviromental & Social Impact 1 Water usage Medium High Medium Low Energy eﬁciency Low Low High GHG Emisions High High Low Carbon capture Negative Negative Positive Workforce inclusion Medium Low High Fermentation Main Concept Cultured meat Molecular Farming . 40

Focus ed on using all parts of the plants 1 SCIENCE IN ALTERNATIVE PROTEINS . 41 Oil s as high - valued by - product Starches for feed and/ or bioplastics Leaves for carbon sequestration and soil composting Fiber as source for renewable energy We create sustainable products and by - products following circular supplies and resource recovery strategies 2 . Plant & animal protein for main product 01 02 03 05 04 1 Information displayed in this chart is an example on what potential uses of the different parts of the plant can be destined for. 2 https://www.accenture.com/t20150523t053139 w /us - en/_acnmedia/accenture/conversion - assets/dotcom/documents/global/pdf/strategy_6/accenture - circular - advantage - innovative - business - models - technologies - value - growth.pdf

Appendix

SCIENCE IN ALTERNATIVE PROTEINS .4 3 T r ansactio n Overview – Capitalization, Sources, and Uses Total Sources $27.7 M $325.0 M $0.0 M $35 2.7 M Transaction Sources and Uses Sources SPAC cash in trust 1 Moolec shares (rollover equity) Backstop 8 Total Uses $16.0 M $325.0 M $11.7 M $35 2.7 M $13.8 M $325.0 M $0.0 M $33 8.8 M $4.5 M $325.0 M $9.3 M $33 8.8 M $0.0 M $325.0 M $10.0 M $335 .0 M $3.4 M $325.0 M $6.6 M $335 .0 M Uses Cash to Surviving Company Balance Sheet 1 Moolec shares (rollover equity) Estimated transaction costs 2 Pro - Forma Shares Outstanding 1, 3 Illustrative Share Price Pro Forma Equity Value MM shares $/share Pro – Forma Valuation ( - ) Pro - Forma Cash to Surviving Company Balance Sheet 1, 2 (+) Pro - Forma Net Debt 7 - $16.0 M $0.0 M - $4.5 M $0.0 M - $3.4 M $0.0 M Pro - Forma Enterprise Value $37 7.3 M $37 5 .0 M $37 2.2 M Pro – Forma Ownership 1, 3 MM Shares 39.3 $10.0 $39 3.3 M 37.9 $10.0 $3 79.5 M 37.6 9 $10.0 $37 5.6 M Redemptions Scenarios 0% 0% Redemptions Scenarios 50% 100% 100% 50% 0% Total Existing Shareholders 4 31.0 78. 7% 31.0 81.7% 31.3 83.3% LJAQ Public Stockholders 2.8 7.0% 1.4 3.7% 0.0 0.0% Initial Stockholders 5 2.5 6.5% 2.5 6.7% 3.0 8 .1 % New Company Shareholders 10 1.5 3.8% 1.5 4.0% 1.5 4.0% Other Investors 6 1.5 3.9% 1.5 4.0% 1.8 4.8% 39.3 99.9% 37.9 100 .1% 37.6 9 100 .2% 1 Assumes different redemptions scenarios from LJAQ Investors consider that balance of the Trust Account was reduced from $138 M as of June 30, 2022, to $28 M as of July 12, 2022; actual redemptions may differ 2 Estimated transaction costs paid in cash (excludes expenses paid with equity); final expenses will differ depending on negotiations 3 Excludes private & public warrants, transaction costs paid with equity post - closing, and management equity plan 4 Includes original Moolec shareholders 5 Refers to LJAQ Sponsor shares and ordinary shares issued to EarlyBird in connection with the IPO 6 Includes shares from Moolec SAFE holders that entail Theo I SCSp, third - party investors, and shares from other equity commitments 7 Assumes any existing debt will be canceled or prepaid at closing 8 LJAQ has entered into a backstop agreement with entities affiliated with Moolec to guarantee a $10M minimum cash condition at closing 9 Number of shares could differ depending on backstop agreement implementation 10 Reflects certain shareholders of Bioceres S.A. and Bioceres Group PLC that will receive a new issuance of Company Ordinary Shares, prior to the business combination, that will be exchanged for Holdco Ordinary Shares Redemptions Scenarios 5 0% 100% 0% 100% 5 0%

SCIENCE IN ALTERNATIVE PROTEINS Latest Detail Pro - Forma Ownership BG Farming Technologies Limited Union Group Ventures Ltd. 0% 1 14,570,000 14,570,000 50% 1 100% 1, 2 1,86 0,000 1,500,000 512,26 0 6, 8 1 Does not reflect any shares to be issued following Closing pursuant to (i) the EarlyBird Share Fee or (ii) any equity securities to be grantedpursuant to any management or employee share plans. 2 Assumes that the obligations under the Backstop Agreement are satisfied through a cash constribution to Holdco, including, (i) theSponsor provides $5,000,000 in cash to Holdco, (ii) Union Group Ventures Ltd. provides $2,500,000 incash to Holdco and(iii)Theo I SCSp provides $2,500,000 in cash to Holdco. 3 Reflects certain shareholders of Bioceres S.A. and Bioceres Group PLC that will receive a new issuance of Company Ordinary Shares, prior to the business combination, that will be exchanged for Holdco Ordinary Shares 4 Includes 2,415,000 held by the Sponsor and 120,000 ordinary shares issued to EarlyBird in connection with the IPO. 5 Reflects an additional 250,000 Holdo Ordinary Shares to be issued to Union Group Ventures Ltd. in connection with the BackstopAgreement. 6 Reflects an additional 250,000Holdco Ordinary Shares to be issued to Theo I SCSp in connection with the Backstop Agreement. 7 Reflects anadditional 500,000 Holdco Ordinary Shares to be issued to Sponsor in connection with the Backstop Agreement. 8 In scenarios where a sufficientnumber of holders of Public Shares of SPAC Common Stock redeem their shares and the obligations underthe Backstop Agreement are triggered, which would occur if theNet Available Assets minus the EarlyBird fee is less than $10,000,000, many variations of the ownership of Holdco Ordinary Shares post - closing are possible Number of Shares .44 37.0% 14,570,000 38.4% 14,570,000 37.0% 14,570,000 38.4% 14,820,000 5, 8 Bioceres Crop Solutions Corp. 1,860,000 4.7% 1,860,000 4.9% New Company Shareholders 3 1,500,000 3.8% 1,500,000 4.0% Company SAFE Holders 262,260 0.7% 262,260 0.7% 38.8% 39.5% 5.0% 4.0% 1.4% Initial Stockholders 4 LightJump Public Stockholders 2,535,000 2,767,210 6.5% 7.0% 2,535,000 1,383,605 6.7% 3.7% 3,035,000 7, 8 - 8 .1% 0 .0% Key Staff Participation 232,523 0.6% 232,523 0.6% 232,523 0.6% UG Holdings LLC 1,035,000 2.6% 1,035,000 2.7% 1,035,000 2.8% Total 39,3 31 ,9 9 3 99.9% 37, 948 ,3 88 100 .1% 37, 564 ,7 83 100 .2%

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